September 4, 2015

Brad Skinner

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	W&T Offshore, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 6, 2015
File No. 1-32414

Ladies and Gentlemen:

Set forth below are the responses of W&T Offshore, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 24, 2015, with respect to Form 10-K for the Fiscal Year Ended December 31, 2014, File No. 1-32414, filed with the Commission on March 6, 2015 (the “Annual Report”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Annual Report unless otherwise specified.

Form 10-K for the Fiscal Year Ended December 31, 2014

Management’s Discussion and Analysis

Overview, page 51

1.	We note your various disclosures regarding the recent decline in commodity prices, including:

•	“If oil and natural gas prices stay at current levels or decrease further, we will likely be required to write down the carrying values and/or estimates of total proved reserves of our oil and natural gas properties” (page 11),

•	“Our drilling activity for 2015 is expected to be lower compared to 2014, then increasing in 2016 and beyond as prices recover” (page 37),

W&T Offshore, Inc. • Nine Greenway Plaza, Suite 300 • Houston, Texas 77046 • 713-626-8525 • www.wtoffshore.com

Securities and Exchange Commission

September 4, 2015

•	“Our current capital expenditure budget for 2015 is $200 million, down from $630 million in 2014” (page 54)

We also note that you recognized a $513 million ceiling test write-down under the full cost method in the first two quarters of 2015, that you expect to have an additional significant ceiling test write-down during the third quarter of 2015, and that it is possible you could incur a further write-down in the fourth quarter of 2015.

Given the manner by which the ceiling test is performed under the full cost method, we generally expect there would be a reasonable basis to quantify reasonably possible near-term ceiling test impairments attributable to lower pricing. Similarly, as commodity pricing is integral to the estimation of oil and gas reserves, we generally expect there would be a reasonable basis to quantify reasonably possible near-term changes to reserves and development plans.

Please refer to Item 303(a)(3)(ii) of Regulation S-K and FRC §§501.12.b.3 and 501.14 (Sections III.B.3. and V of SEC Release Nos. 33-8350; 34-48960; FR-72), for guidance on disclosing the reasonably likely effects of trends and uncertainties as it pertains to the content and focus of MD&A and critical accounting estimates, and explain how you considered this guidance in preparing your MD&A. For example, if you deferred or rescheduled development of oil and gas reserves to future years based on an expectation of higher prices, rather than to derecognize reserves based on current prices, explain how you considered quantifying the reasonably possible change to reserves if the higher prices are not attained.

RESPONSE: We respectfully submit that at the time of preparation and filing of our Annual Report, we considered the referenced regulations and guidance and determined that we did not have a reasonable basis to quantify reasonably possible estimates of future period ceiling test impairments and proved reserve estimates attributable to lower pricing that would be meaningful to investors. We further submit that the disclosures in our Annual Report, including but not limited to the disclosures cited by the Staff in the comment, provided adequate disclosure concerning the reasonably likely effects of known trends and uncertainties, including the effects of lower commodities pricing.

We note that the cited MD&A regulations and guidance as to reasonably likely impacts of known trends and uncertainties do not mandate quantifying estimates if not reasonably available. We further submit that a reasonable basis would be required for determining and disclosing such forward–looking quantitative information. We have interpreted such disclosure requirements as requiring a basis that results in information that would be reasonably meaningful to investors, which would not include arbitrary single point estimates or ranges of outcomes that would be so broad as to be more confusing than informative. Further, in light of the passage of a significant amount of time since the preparation and filing of our Annual Report, we believe that the actual outcomes in the first and second quarters of 2015 have supported our concern that providing such quantifying estimates in the Annual Report based on the information we had at the time would not have been informative and could have been potentially misleading.

W&T Offshore, Inc. • Nine Greenway Plaza, Suite 300 • Houston, Texas 77046 • 713-626-8525 • www.wtoffshore.com

Securities and Exchange Commission

September 4, 2015

With respect to our analysis of ceiling test impairments, multiple factors contributed to our inability to reasonably quantify future near-term impairments:

•	Assessing proved reserves as to future economic viability is dependent upon an assessment of future commodity prices. Due to the wide disparity within available price forecasts at the time of preparing and filing our Annual Report, we determined that it was not reasonably possible to predict future oil prices for future 2015 reporting periods. At that time, with only a short history of the significant price declines off of a period of strong pricing, the market had been too volatile to establish a particular future price scenario that would be representative of the generally recognized trend. The only consistent thought from analysts and the EIA at the time was that commodity prices would likely be lower in 2015 compared to 2014.

•	The least informative metric available to us in the early months of 2015 was a reliable estimate of the impact of sustained lower prices on the estimates of development costs. We expected a significant change in cost estimates after December 31, 2014, but those changes did not begin to be meaningfully realized until the second quarter of 2015. We determined that we could not reasonably estimate these changes at the time of preparation and filing of the Annual Report as the costs are comprised of a large volume of transactions with a large number of vendors.

•	At December 31, 2014 and the ends of the subsequent two quarters, we considered providing a range of impairment quantities given different commodity price scenarios, but we believed the range to be too broad to provide any meaningful prediction. We determined that the number of variables that could impact the impairment charge would mean that any estimate, or any range of estimates, could likely be substantially different from actual results.

•	Since the time of preparation and filing of our Annual Report, our concerns about providing meaningful estimates of future impacts have been borne out with extreme volatility in commodity prices.

•	Estimates of quantities of new proved reserves being added, which would partially offset the impact of the decline in commodity prices for the ceiling test impairment, could not be reasonably determined at the time of preparation and filing of our Annual Report.

•	Notwithstanding our concerns about having a reasonable basis to provide quantifying future impairments, we believe we provided disclosures in many sections of our Annual Report to present management’s assessment that future impairments were highly likely given the information known at the time. This was the second of our risk factors and a paragraph was provided on this topic in the MD&A at page 55 of our Annual Report. We believe this point was given adequate prominence.

•

More recently, in connection with the preparation of our Form 10-Q for the quarter ended June 30, 2015, we had developed and considered including a range of estimates of potential ceiling test impairments for the second half of 2015, but decided against including for the reasons set forth above. Based on the

W&T Offshore, Inc. • Nine Greenway Plaza, Suite 300 • Houston, Texas 77046 • 713-626-8525 • www.wtoffshore.com

Securities and Exchange Commission

September 4, 2015

information we have today, the estimate of that range would have differed significantly from current expectations of impairments with respect to the final two quarters of 2015.

At the time of the preparation and filing of our Annual Report, we did not quantify the impacts of lower prices on future proved reserves estimates. Except for the deferral of drilling of several of our proved undeveloped wells, we had not made a determination to eliminate proved undeveloped wells in light of what was at that time believed to be a short-term significant commodities price drop. At such time, the futures markets in oil and natural gas continued to indicate pricing recovery which would have allowed us to develop substantially all of our proved undeveloped reserves. We did not believe it prudent to significantly revise or eliminate proved undeveloped reserves at that time until more was known about the extent and duration of the price changes and the commensurate reduction in development costs. We also did not have sufficient knowledge of the impact of pricing on our ability to finance future development. Consistent with past practice, we expect to fully re-evaluate our future development plans as we get closer to the end of 2015.

2.	Submit the development schedules underlying your year-end oil and gas reserve estimates for 2013 and 2014, and a stratified schedule of these reserves based on the years originally booked, and describe how your assumptions about future prices have factored into the changes in your development schedules.

RESPONSE: We are providing the Staff with a supplemental letter concurrently with this letter containing the development schedules underlying our 2013 and 2014 year-end reserve estimates as requested by the Staff. Our assumptions regarding future prices were a contributing factor in all of the changes in the planned development year with respect to our proved undeveloped drilling locations with the exception of our Mississippi Canyon 243 drilling location, which will be delayed due to technical reasons as described in our Annual Report and noted within our supplemental development schedules.

*            *             *            *            *

W&T Offshore, Inc. • Nine Greenway Plaza, Suite 300 • Houston, Texas 77046 • 713-626-8525 • www.wtoffshore.com

Securities and Exchange Commission

September 4, 2015

The Company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact James M. Prince of Vinson & Elkins L.L.P. at (713) 758-3710.

Very truly yours,

W&T Offshore, Inc.

By:	/s/ John D. Gibbons
Name:	John D. Gibbons
Title:	Senior Vice President and Chief Financial Officer

Enclosures

cc:	Thomas F. Getten (W&T Offshore, Inc.)

W&T Offshore, Inc. • Nine Greenway Plaza, Suite 300 • Houston, Texas 77046 • 713-626-8525 • www.wtoffshore.com